SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549



                                   SCHEDULE 13D


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)


                                STORAGE USA, INC.
                                 (Name of Issuer)


                          COMMON STOCK, $0.01 PAR VALUE
                          (Title of Class of Securities)

                                   861907 10 3
                                  (CUSIP Number)


                                  PAUL E. SZUREK
                           SECURITY CAPITAL U.S. REALTY
                                 69, ROUTE D'ESCH
                                L-1470 LUXEMBOURG
                                 (352) 48 78 78
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  JULY 8, 1996
             (Date of Event Which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Sche-dule 13G to report the acquisition which is the subject of this
         Schedule 13D, and is filing this schedule because of Rule 13d-
         1(b)(3) or (4), check the following box /   /.

         Check the following box if a fee is being paid with this state-
         ment /   /.  (A fee is not required only if the reporting per-
         son: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

               Note:  Six copies of this statement, including all
             exhibits, should be filed with the Commission.  See Rule
            13d-1(a) for other parties to whom copies are to be sent.

                          (Continued on following pages)
                                Page 1 of 7 Pages




           CUSIP No. 861907 10 3         13D         Page 2 of 7 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL U.S. REALTY
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON



         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  7,196,154 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     7,196,154
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,196,154 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              29.212 % (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT




           CUSIP No. 861907 10 3         13D         Page 3 of 7 Pages


         1    NAME OF PERSON
              SECURITY CAPITAL HOLDINGS S.A.
              S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


         2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                                                                  (a) / /

                                                                  (b) /x/

         3    SEC USE ONLY


         4    SOURCE OF FUNDS*
              BK, OO

         5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
              PURSUANT TO ITEMS 2(d) or 2(e)                        /  /

         6    CITIZENSHIP OR PLACE OF ORGANIZATION
              LUXEMBOURG

                                  7    SOLE VOTING POWER
             NUMBER OF                  7,196,154 (SEE ITEM 5)
             SHARES
             BENEFICIALLY         8    SHARED VOTING POWER
             OWNED BY                  -0-
             EACH
             REPORTING            9    SOLE DISPOSITIVE POWER
             PERSON                     7,196,154
             WITH
                                  10   SHARED DISPOSITIVE POWER
                                       -0-

         11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               7,196,154 (SEE ITEM 5)

         12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
              CERTAIN SHARES*                                       /  /

         13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
              29.212% (SEE ITEM 5)

         14   TYPE OF PERSON REPORTING*
              CO

                        *SEE INSTRUCTIONS BEFORE FILLING OUT







                  This Amendment No. 3 is filed by Security Capital U.S. Realty ("Security Capital U.S. Realty"), a corporation orga-nized and existing under the laws of Luxembourg, and by Secu-rity Capital Holdings S.A. ("Holdings"), a corporation orga-nized and existing under the laws of Luxembourg and a wholly owned subsidiary of Security Capital U.S. Realty (together with Security Capital U.S. Realty, "USRealty"), and hereby amends the Schedule 13D ("Schedule 13D") originally filed on March 8, 1996, as amended by Amendment No. 1 ("Amendment No. 1 to Sched-ule 13D") filed on March 21, 1996 and Amendment No. 2 ("Amend-ment No. 2 to Schedule 13D") filed on July 1, 1996. This Amendment No. 3 relates to shares of common stock, par value $0.01 per share ("Common Stock"), of Storage USA, Inc., a Ten-nessee corporation ("Storage"). Capitalized terms used herein without definition shall have the meanings ascribed thereto in
         Schedule 13D, as amended by Amendment No. 1 to Schedule 13D and Amendment No. 2 to Schedule 13D.

                  On July 1, 1996, USRealty purchased in stock market transactions 142,400 shares of Common Stock for a purchase price of $32.56 per share (including commissions). These funds were obtained from cash on hand and from drawdowns under the Facility Agreement.

                  On July 1, 1996 Storage and USRealty entered into Amendment No. 1 (the "Amendment No. 1") to the Stock Purchase Agreement. Amendment No. 1 provided for USRealty's purchase of 1,916,933 Shares at a price of $31.30 per Share at a second closing (the "Second Closing") under the Stock Purchase Agree-ment to be held on July 8, 1996. Amendment No. 1 provides that Storage has the right to require USRealty to purchase ad-ditional Shares at subsequent closings, at a price of $31.30 per Share, with the number of Shares purchased at each such subsequent closing determined by Storage, so long as the ag-gregate purchase price paid for the Shares purchased at each such subsequent closing is equal to or greater than $15 mil-lion. Amendment No. 1 further provides that if the Remaining Equity Commitment on September 1, 1996 exceeds zero, USRealty has the right, subject to satisfaction or waiver of certain conditions, to purchase all Shares at a price of $31.30 per Share in a single closing so that the Remaining Equity Commit-ment equals zero by September 30, 1996. Pursuant to Amendment No. 1, Storage has agreed that until the 20% Termination Date it will provide USRealty with advance notice of its intention to make any material public releases or announcements concern-ing Storage or its affiliates, if possible, at least one busi-ness day prior to such release or announcement. A copy of Amendment No. 1 is attached hereto as Exhibit 6 and is specifi-cally incorporated herein by reference and the description of











         such Amendment is qualified in its entirety by reference to such Amendment.

                  On July 8, 1996, USRealty purchased 1,916,933 Shares (the "Second Shares") at a price of $31.30 per Share at the Second Closing. The aggregate price paid to Storage for the Second Shares was $60,000,002.90. Security Capital U.S. Realty advanced to Holdings the funds necessary to purchase the Second Shares as required by the Stock Purchase Agreement. These funds were obtained by USRealty from proceeds of a European public offering of $250 million of equity securities which closed on July 2, 1996.

         ITEM 1.  SECURITY AND ISSUER.

                  No material change.

         ITEM 2.  IDENTITY AND BACKGROUND.

                  No material change except as set forth above.

         ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                  No material change except as set forth above.

         ITEM 4.  PURPOSE OF TRANSACTION.

                  No material change except as set forth above.

         ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                  No material change except as set forth above and be-low.

                  As of July 8, 1996, USRealty may be deemed to bene-ficially own up to 7,196,154 shares of Common Stock because of USRealty's acquisition of 1,916,933 of such shares on July 8, 1996, because of USRealty's acquisition of 1,948,882 of such shares on March 19, 1996, because of USRealty's right to ac-quire 3,162,939 of such shares pursuant to and subject to the terms and conditions of the Stock Purchase Agreement, because of USRealty's acquisition of 142,400 of such shares on July 1, 1996 and because of USRealty's ownership of an additional 25,000 shares of Common Stock as of March 1, 1996. If USRealty acquires such additional 3,162,939 Shares, USRealty will own approximately 29.212% of the outstanding Common Stock, and ap-proximately 27.7% on a fully diluted basis, based on the num-ber of outstanding shares of Common Stock, the number of out-standing limited partnership units of SUSA Partnership, L.P.











         that are redeemable for Common Stock and the number of out-standing options and other securities convertible into Common Stock.

                  Except as set forth herein, to the best knowledge and belief of USRealty, no transactions involving Common Stock have been effected during the past 60 days by USRealty or by its directors, executive officers or controlling persons.

         ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDING OR RELATION-SHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                  No material change except as described above.

         ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

                  The following Exhibit is filed as part of this Amend-ment No. 3 to Schedule 13D:

         Exhibit 6   - Amendment No. 1 to the Stock Purchase Agreement,
                       dated as of July 1, 1996, by and among Storage USA, Inc., Security Capital Holdings S.A. and Security Capital U.S. Realty





































                                    SIGNATURE


                   After reasonable inquiry and to the best of my knowl-edge and belief, I certify that the information set forth in this statement is true, complete, and correct.

                                       SECURITY CAPITAL U.S. REALTY



                                       By:  /s/ Paul E. Szurek
                                          Name:   Paul E. Szurek
                                          Title:  Managing Director



                                       SECURITY CAPITAL HOLDINGS S.A.



                                       By:  /s/ Paul E. Szurek
                                          Name:   Paul E. Szurek
                                          Title:  Managing Director

         July 10, 1996


































                                   EXHIBIT INDEX


                                                               SEQUENTIAL
         EXHIBIT                DESCRIPTION                    PAGE NO.

           6        Amendment No. 1 to the Stock Purchase
                    Agreement, dated as of July 1, 1996,
                    by and among Storage USA, Inc.,
                    Security Capital Holdings S.A. and
                    Security Capital U.S. Realty